INTRA-ASIA ENTERTAINMENT CORPORATION
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086
(86 10) 82671299

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 16, 2007 to the holders of record at the close of business on May 11, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Intra-Asia Entertainment Corporation, a Nevada corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Share Exchange Agreement, dated as of May 14, 2006, by and among the Company, Cabowise International Ltd., a British Virgin Islands company (“Cabowise”), Laguna Verde Investments Ltd., a British Virgin Islands company, Karmen Investment Holding Ltd., a British Virgin Islands company and the stockholders of Cabowise (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were consummated on May 14, 2007 (the “Closing Date”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K that was filed on May 14, 2007.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On May 14, 2007, the Company entered into the Share Exchange Agreement with the securityholders of Cabowise pursuant to which the Company acquired all of the issued and outstanding shares of the capital stock of Cabowise in exchange for 81,311,179 shares of Common Stock of the Company, representing in the aggregate approximately 51.31% of the issued and outstanding equity interest and voting rights of the Company on the Closing Date. As of the Record Date, the Company had approximately 67,588,021 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, James Reskin submitted his resignation from the Board of Directors of the Company, which became effective on the Closing Date. Also on the Closing Date, Stanley Wu and Leliang Zhang submitted their resignations from the Board of Directors of the Company, such resignations to become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

On the Closing Date, Shudong Xia was appointed a director of the Company, which became effective on the Closing Date. Also on the Closing Date, Danxia Huang was appointed a director of the Company, such appointment to become effective on the Effective Date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•	each current director of the Company prior to and following the closing of the Share Exchange Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation” prior to and following the closing of the Share Exchange Agreement; and

•	all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Intra-Asia Entertainment Corporation, 07 Floor E-Wing Center, No. 113 Zhichunlu, Haidian District, Beijing, China 100086.

Name and Address of Beneficial Owner (1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount of Beneficial Ownership	Percent of Common Stock(2)	Amount of Beneficial Ownership	Percent of Common Stock(3)
Officers and Directors
Stanley Wu(4) 184 S. Trish Ct. Anaheim Hills, CA 92808	1,562,700	2.3%	1,562,700	1.1%
Leliang Zhang	0	*	0	*
Shudong Xia(5)	0	*	71,748,984	48.8%
Zhibin Lai	0	*	0	*
Zhiping Zhang	0	*	0	*
Danxia Huang	0	*	0	*
Directors and officers as a group	1,562,700	2.3%	73,311,684	49.9%
5% Security Holders
Weicheng International Inc. 1111 Corporate Center Road Suite 203B Monterey Park, CA 91754	39,530,400	60.44%	0	*
Foster Growth Ltd. P.O. Box 957 Tortola, British Virgin Islands	4,131,302	6.32%	0	*
Leguna Verde Investments, Ltd.(6) P.O. Box 3444 Road Town, Tortola British Virgin Islands	0	*	9,562,195	6.5%
Karmen Investment Holdings, Ltd.(5) P.O. Box 3444 Road Town, Tortola British Virgin Islands	0	*	71,748,984	48.8%
Pinnacle Fund, L.P. (7) 4965 Preston Park Blvd. Suite 240 Plano, Texas 75093	0	*	8,333,333	5.7%
Pinnacle China Fund, L.P. (8) 4965 Preston Park Blvd. Suite 240 Plano, Texas 75093	0	*	20,416,667	13.9%
* Less then 1%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of Company common stock.

2As of the Record Date, a total of 67,588,021 shares of the Company’s common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial owner above, any options and warrants exercisable within 60 days have been included in the denominator.

3As of the Closing Date, a total of 147,008,331 shares of the Company’s common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1). For each Beneficial owner above, any options and warrants exercisable within 60 days have been included in the denominator.

4Mr. Wu beneficially owns 1,562,700 shares through his wife, Jenny T. Wu, who owns 812,080 shares, and his sons, Christopher and Davisson Wu, who own 450,620 and 300,000 shares, respectively.

5Includes 71,748,984 shares of the Company’s common stock owned by Karmen Investment Holdings Ltd., which is wholly-owned by East Action Investment Holdings Ltd. of which Shudong Xia is a 68% shareholder. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen Investment Holdings Ltd.

6 Yang Chung is the owner of Leguna Verde Investments, Ltd. and exercises voting and investment power over the shares owned by Leguna Verde Investments, Ltd. Mr. Chung may be deemed to be a beneficial owner of the shares held by Leguna Verde Investments, Ltd.

7 Mr. Barry M. Kitt, the Sole Member, Pinnacle Fund Management, L.L.C., the General Partner of Pinnacle Advisers, L.P., the General Partner of Pinnacle Fund, L.P., has dispositive and voting power over the shares.

8 Mr. Barry M. Kitt, the Manager of Kitt China Management, LLC, the Manager of Pinnacle China Management, L.L.C., the General Partner of Pinnacle China Advisors, L.P., the General Partner of Pinnacle China Fund, L.P., has dispositive and voting power over the shares.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, James Reskin submitted his resignation from the Board of Directors of the Company, which became effective on the Closing Date. Also on the Closing Date, Stanley Wu and Leliang Zhang submitted their resignations from the Board of Directors of the Company, such resignations to become effective on the Effective Date.

On the Closing Date, Shudong Xia was appointed a director of the Company, which became effective on the Closing Date. Also on the Closing Date, Danxia Huang was appointed a director of the Company, such appointment to become effective on the Effective Date.

To the best of the Company’s knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any positions with the Company nor have been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Share Exchange Agreement, the Board of Directors consisted of three directors who were elected to serve until their successors were duly elected and qualified or until the next annual meeting of the Company’s stockholders. James Reskin has submitted a letter of resignation and Xia Shudong has been appointed as a succeeding director of the Company, such resignation and appointment became effective on the Closing Date. On the Effective Date, Stanley Wu and Leliang Zhang will resign as directors of the Company and Huang Danxia will be appointed a director of the Company. On the Closing Date, the Board of Directors also appointed the new executive officers as listed below.

The name of the current officers and directors of the Company and the incoming directors and officers, as well as certain information about them, are set forth below:

Name	Age	Position
Stanley Wu	73	Director(1)
Leliang Zhang	36	Director(1)
Shudong Xia	35	Chief Executive Officer, President, Secretary, Director
Zhibin Lai	34	Vice President
Zhiping Zhang	38	Vice President of Research and Development
Danxia Huang	34	Vice President of Finance, Treasurer, Director(2)
________________________________
(1) Current director until the 10th day following the mailing of an information statement complying with Rule 14f-1 of the Exchange Act.
(2) Will become a director upon the effective date of the resignation of Stanley Wu and Leliang Zhang.

STANLEY WU. Mr. Wu served as the Company’s Chairman, CEO, and President from June 9, 2006 until May 14, 2007. Mr. Wu has served as a director of the Company from December 19, 2003 to present. He previously served as the Company’s President and Chief Executive Officer from December 19, 2003 to March 15, 2004. Mr. Wu is the founder and Chairman of the Jimswood Group of companies in California, which have holdings and joint venture interests in Japan, China, Mexico and the United States.

LELIANG ZHANG. Mr. Zhang served as the Company’s CFO from December 1, 2005 until May 14, 2007 and has served as a director from December 1, 2005 to present. Mr. Zhang served as Controller of Oriental Intra-Asia (China) Entertainment Co. since June 2004. He also served as Controller of Shandong Baorui Company from December 2002 to May 2004 and Manager of the Finance Department of Weifang Yuanfei Hotel from September 1997 to November 2002.

SHUDONG XIA. Mr. Xia has been the Company’s Chief Executive Officer, President, Secretary and Director since May 14, 2007. Mr. Xia founded the Company’s subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. (“PKU”), in 2000. From 2002, Mr. Xia, while with PKU, was involved with the “GIS-based digital city-services system study and demonstration”, one of the key projects of China 863-Plan. Prior to his involvement with PKU, Mr. Xia, from 1998 was involved in several research projects at Peking University, specifically: he was a key team member of the “Study on the key technology of information release via the super media network”, a key technology study project of the “China 9th 5-year Plan” and was instrumental in the compilation of “How to Digitize a City” and “Digital City-Theory, Method and Application”. In 2003, Mr. Xia received his PhD in Cartology and Geographic Information Systems from the Remote Sensing and GIS Institute of Peking University and serves on several government advisory committees for the development of Geography Information Systems (or “GIS”) services for urban planning.

ZHIBIN LAI. Mr. Lai has been the Company’s Vice President since May 14, 2007. Mr. Lai is in charge of GIS application service for the transportation sector. From 2000, Mr. Lai was Vice President of the Company’s subsidiary PKU, where he was in charge of the GIS application service for the transportation sector. Mr. Lai has extensive experiences in system planning, analysis and project management and is involved in a variety of comprehensive software development projects at PKU. From 1988, Mr. Lai was head of the Software Department of Fangda Centry Group (Beijing) where he was in charge of the GIS Study Center in City and Environment Department at Peking University. From 1996, Mr. Lai was head of the China team’s software department at GEOBasic, a Japan-based GIS company. Mr. Lai received his PhD at the Remote Sensing and GIS Institute at Peking University.

ZHIPING ZHANG. Mr. Zhang has been the Company’s Vice President of Research and Development since May 14, 2007. Mr. Zhang is in charge of the R&D and GIS application service in Land & Resources Sector. From 2001, Mr. Zhang was Vice President of the Company’s subsidiary PKU, where he was in charge of the R&D and GIS application service in Land & Resources Sector. From July 1995, Mr. Zhang was a teacher of Remote Sensing and Geography Information Institute at Peking University. From August 1997 Mr. Zhang was the lead expert and head of software department in Basic Engineering for GeoBasic, a Japanese GIS company. From 1995, Mr. Zhang led the development of the first Geo-info system software-Citystar, which was awarded the “Excellence Product Awards” in the first “Domestic GIS Software Assessment”. During his tenure at GeoBasic, Mr. Zhang led the development of the first GIS platform software-GeoBasic in Japan, which has won a 20% market share in the Japanese market. Mr. Zhang has a Masters of Remote Sensing and Geography Information Institute from Peking University.

DANXIA HUANG. Ms. Huang has been the Company’s Vice President of Finance and Treasurer since May 14, 2007 and will become our Director upon the resignation of Stanley Wu and Leliang Zhang which is expected to become effective on or about May 26, 2007. Ms. Huang is in charge of Strategic Development, Business Administration Management and Finance. From November 2006, Ms. Huang was Vice President of the Company’s subsidiary PKU, where she was in charge of Strategic Development, Business Administration Management and Finance. From April 2005, Ms. Huang was the Vice President of First City Investment Inc. of Hong Kong. From April 2001, Ms Huang worked at Beijing Business Travel Holiday Net-Tech Co., Ltd., an internet company, as Chief Executive Officer. Ms. Huang has a Master’s in Business Administration in Finance from Murdoch University of Australia.

LEGAL PROCEEDINGS

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Share Exchange Agreement and the transactions described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

The Company’s operating subsidiary, PKU, has entered into a software development contract with its shareholder, Peking University, Science and Technology Department. The term of this contract is from September 26, 2006 to May 31, 2007.

The Company leases its facility from a former shareholder under an operating lease agreement which expires on December 1, 2007. The monthly base rent is approximately $7,900.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The Company intends to appoint up to three (3) independent directors in the future. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2006, the Board of Directors acted by consent on 3 occasions.  The Company did not hold an annual meeting during fiscal year 2006.

The Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for securityholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to (i) all individuals serving as the Company’s principal executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation level, (ii) the Company’s two most highly compensated executive officers other than the principal executive officers serving at the end of the last completed fiscal year, and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to (ii) above but for the fact that the individual was not serving as an executive officer of the Company at the end of the last completed fiscal year. No executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stanley Wu, Director and former CEO and President	2006	-	-	-	-	-	-	-	-

Shudong Xia, Director and CEO and President	2006	13,562	-	-	-	-	-	1,590	15,152
_____________________________

Narrative to Summary Compensation Table

On May 14, 2007, Mr. Wu resigned as the Company’s President and Chief Executive Officer and Mr. Xia became our Chief Executive Officer and the Chairman of our board of directors. Before that, Mr. Xia was (and continues to be) the Chairman and Chief Executive Officer of the Company’s indirect Chinese subsidiary, PKU. The annual, long term and other compensation shown in this table includes the amounts Mr. Xia received from PKU prior to during the applicable periods.

Compensation of Directors

The Company has not paid its directors fees in the past for attending scheduled and special meetings of the board of directors. In the future, the Company may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings. The Company does reimburse each director for reasonable travel expenses related to such director's attendance at board of directors and committee meetings. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plans. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Contracts, Termination of Employment and Change of Control Arrangements

The Company’s subsidiary PKU has Labor Contracts with the following executive officers:

Shudong Xia - the Company’s CEO, President and Secretary’s labor contract became effective as of January 1, 2006 and expires December 31, 2007. Shudong Xia is receiving RMB 9,000 per month (approximately, $1,168) under the agreement.

Zhiping Zhang - the Company’s Vice President of Research and Development’s labor contract became effective as of January 1, 2006 and expires December 31, 2007. Zhiping Zhang is receiving RMB 10,000 per month (approximately, $1,298) under the agreement.

Zhibin Lai - the Company’s Vice President’s labor contract became effective as of January 1, 2006 and expires December 31, 2007. Zhibin Lai is receiving RMB 9,000 per month (approximately, $1,168) under the agreement.

Danxia Huang - the Company’s Vice President of Finance’s labor contract became effective January 1, 2006 and expires December 31, 2007. Danxia Huang is receiving RMB 20,000 per month (approximately, $2,600) under the agreement.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2006, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.